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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Investment Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Bielenberg Drive
(No. and Street)

Woodbury	MN	55125
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely — 651-738-5586 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

400 One Financial Plaza, 120 S 6th St.,	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 0 1 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH. D.C. 160 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3)*

AFFIRMATION

I, Tamara L. Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hartford Investment Financial Services, LLC (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Tamara L. Fagely

Controller

Subscribed to before me this day of February 22, 2006.

Notary Public

ANGIE K. PLAHN

Notary Public-Minnesota

My Commission Expires Jan 31, 2010

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Investment Financial Services, LLC:

We have audited the accompanying statement of financial condition of Hartford Investment Financial Services, LLC (the "Company") as of December 31, 2005, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated debt for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Investment Financial Services, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2006

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS:	
Cash and cash equivalents	$ 78,617,618
Prepaid commissions	76,053,432
Accounts receivable	419,961
Due from affiliates	4,937,677
Income taxes due from affiliates	26,767,116
Deferred income tax asset due from affiliates	10,400,789
Total assets	$197,196,593
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Due to affiliates	$ 4,026,896
Accounts payable and accrued liabilities	63,459,364
Total liabilities	67,486,260
SUBORDINATED DEBT DUE TO AFFILIATE	27,500,000
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued, and outstanding	1,000
Paid-in capital	13,000,000
Retained earnings	89,209,333
Total stockholder's equity	102,210,333
TOTAL	$197,196,593

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commission income	$ 67,289,810
Advisory fee income	187,829,118
12b-1 fees	131,367,639
Underwriter concessions	10,579,490
Contingent deferred sales charge revenues	8,661,636
Interest income	2,626,984
Total revenues	408,354,677
EXPENSES:	
Retail fund commissions	202,750,525
Subadvisory fee expense	49,912,568
Other broker/dealer expense	66,668,407
Distribution fees	26,561,815
Marketing expenses	21,074,575
Other operating expense	31,846,376
Interest expense	7,410
Total expenses	398,821,676
PRETAX INCOME	9,533,001
PROVISION FOR INCOME TAXES	5,965,354
NET INCOME	$ 3,567,647

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,567,647
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in deferred tax asset due from affiliates	4,596,353
Changes in operating assets and liabilities:	
Decrease in prepaid commission	5,522,015
Increase in accounts receivable	(264,698)
Increase in due from affiliates	(1,543,622)
Increase in taxes due from affiliates	(24,443,287)
Decrease in accounts payable and accrued liabilities	(6,400,287)
Increase in due to affiliates	615,772
Net cash used in operating activities	(18,350,107)
CASH FLOWS FROM FINANCING ACTIVITY—	
Proceeds received from issuance of subordinated debt due to affiliate	27,500,000
NET INCREASE IN CASH	9,149,893
CASH AND CASH EQUIVALENTS—Beginning of year	69,467,725
CASH AND CASH EQUIVALENTS—End of year	$ 78,617,618
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ -
Income taxes paid to affiliate	$ 25,809,993

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCES—December 31, 2004	$ 1,000	$ 13,000,000	$ 85,641,686	$ 98,642,686
Net income			3,567,647	3,567,647
BALANCES—December 31, 2005	$ 1,000	$ 13,000,000	$ 89,209,333	$ 102,210,333

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

STATEMENT OF CHANGES IN SUBORDINATED DEBT
FOR THE YEAR ENDED DECEMBER 31, 2005

SUBORDINATED DEBT—December 31, 2004	$ -
Proceeds received from issuance of subordinated debt due to affiliate	27,500,000
SUBORDINATED DEBT—December 31, 2005	$27,500,000

See notes to financial statements.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

Hartford Investment Financial Services, LLC (the "Company") is a limited liability company and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of HL Investment Advisors, LLC ("HLIA"), which is a wholly owned subsidiary of Hartford Financial Services, LLC, a wholly owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). HLA is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford"). The Company was formed on December 9, 1996 and became a registered broker/dealer on October 31, 1998.

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with investment management agreements (the "Agreements") between the Company and The Hartford Mutual Funds, Inc. and The Hartford Mutual Funds II, Inc. (the "Funds"), the Company serves as the investment manager for the Funds. Each fund pays the Company a monthly fee based on the average daily net asset value of the Funds as defined in the Funds' prospectuses.

In connection with the Agreements, the Company has entered into investment subadvisory agreements with investment subadvisors. The Hartford Investment Management Company ("Hartford Investment"), an affiliate of the Company; Goldman, Sachs & Co.; Northern Capital Management, LLC; Chartwell Investment Partners; Artisan Partners Limited Partnerships; Cramer Rosenthal McGlynn, LLC; Jennison Associates; Oberweis Asset Management; Sterling Capital Management, LLC; and Wellington Management Company act as investment subadvisors to the Funds and provide day-to-day investment management services. Hartford Investment is a professional money management firm and a wholly owned subsidiary of The Hartford.

The Company is the principal underwriter and sales agent for the distribution of shares of capital stock (the "Shares") of the Funds. The Company receives a sales commission on the sales of certain classes of the Shares in an amount equal to the difference between the net asset value and the public offering price of the Shares.

Hartford Administrative Services Company ("HASCO"), an affiliate, serves as the transfer agent to the Funds.

Basis of Presentation—The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments with an original maturity of 30 days or less.

Prepaid Commissions—The Company capitalizes commissions paid to retail broker/dealers associated with the sale of Class B, Class C, Class H, Class M, and Class N shares of the Funds. Prepaid commissions are amortized over a period that is concurrent with expected fees, including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class B, Class H, and Class M shares are amortized over a 72-month period, and Class C and Class N shares are amortized over a 12-month period. Finder's fees (1% commissions on sales of $1,000,000 or more) for Class A shares are capitalized and amortized over 18 months, which is concurrent with the CDSC period.

Income Taxes—The Company is included in the consolidated U.S. federal income tax return filed by The Hartford. The Company will remit to (receive from) The Hartford an income tax provision (benefit) computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between The Hartford and its subsidiaries.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes. Under this method deferred income tax assets and liabilities are established for the "temporary differences" and between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws and regulations. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Commission Income—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Fee Income—Investment advisory fees are recognized as services are provided and are accrued monthly based upon assets under management. These revenues are determined in accordance with contracts between the Company and the Funds to which the Company provides investment management services.

12b-1 Fees—The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the Funds for activities intended to result in the sale and distribution of Classes A, B, C, H, L, M, and N and for providing services for shareholders. Some or the entire fee may be remitted to broker/dealers for distribution and/or shareholder account services.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH AFFILIATES

The Company reimburses HLA and Hartford Fire Insurance Company ("HFIRE") for operating expenses paid by them on its behalf and various allocated costs, which include payroll, pension, and overhead costs. The Company reimbursed HLA and HFIRE $16,991,619 and $4,648,873, respectively, for these costs in 2005. In addition, the Company pays marketing service fees (marketing, educational, and administrative services) to Planco Financial Services, Inc. ("PLANCO"), an affiliate of the Company. These marketing service fees are paid for the wholesaling and distribution of shares of the Funds. During 2005, $26,561,815 was paid to PLANCO for marketing service fees. In addition, the

Company was allocated various costs from its affiliates that relate to the Company's pro rata share of the affiliates' operating costs. During 2005, these allocations included $829,686 paid to Woodbury Financial Services ("WFS") and were in addition to reimbursements for dealer commissions, trail commissions, and revenue-sharing expenses of $9,418,503. The Company also received revenues from affiliates. The Funds paid the Company $187,829,118 in gross advisory fees and $131,367,639 in 12b-1 revenues. The Company's results of operations are not necessarily indicative of the results that might occur if the Company were operating independently.

As of December 31, 2005, the Company had receivables due from the following affiliates:

Funds	$4,796,893
WFS	139,284
Hartford Equity Sales Company ("HESCO")	1,500
Total	$4,937,677

As of December 31, 2005, the Company had payables due to the following affiliates:

Hartford Life Insurance Company ("HLIC")	$ 136,864
HLA	898,602
HFIRE	291,658
HLIA	269,745
HASCO	302,335
Funds	1,905,978
Hartford Securities Distribution Company ("HSD")	221,714
Total	$4,026,896

In addition, the Company also has $611,643 recorded within accounts payable and accrued liabilities related to revenue sharing and trail commissions which is payable to WFS.

4. SUBORDINATED DEBT

The Company has received funding in the form of a subordinated loan from its direct parent company, HLIA. At December 31, 2005, this loan totaled $27,500,000 and bears an interest rate of 4.85% per annum. During the year ended December 31, 2005, no amount was repaid on this loan and it matures on December 29, 2006.

The National Association of Securities Dealers has approved the subordinated debt agreements as satisfactory subordination agreements and, as such, they are excluded from aggregate indebtedness in the computation of required net capital. Such borrowings are available in computing net capital pursuant to the Securities and Exchange Commission's (the "SEC") Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. BENEFIT PLANS

Employees of the Company are included in The Hartford's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement

Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of the Company are eligible to participate in The Hartford's Investment and Savings Plan, which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, were approximately $1,815,000 during 2005. This allocation is included in the reimbursement to HLA described in Note 3.

6. INCOME TAXES

The Company's temporary differences relate primarily to an accrued but unpaid liability for a pending settlement on SEC investigation (see Note 10) and prepaid commissions, which are being capitalized and amortized over various periods up to 72 months for book purposes and expensed as incurred for tax purposes prior to January 1, 2001. Beginning January 1, 2001, under a new tax law, the prepaid commissions are capitalized and amortized over 72 months for tax purposes. Income taxes due from affiliate and deferred income tax asset amounts are included on the statement of financial condition. State income taxes are paid by The Hartford on behalf of the Company and are not recorded in the provision for income taxes because they are not material.

The provision for income taxes for the year ended December 31, 2005, is as follows:

Current provision	$1,369,001
Deferred provision	4,596,353
Provision for federal income taxes	$5,965,354

The significant difference in the Company's tax rate as compared with the statutory rate results because a portion of the amount accrued for the pending settlement with the SEC (discussed above and in Note 10) is not deductible for tax purposes.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2005, the Company's net capital of $13,563,036 was $9,063,952 in excess of the required net capital of $4,499,084 and the ratio of aggregate indebtedness to net capital was 4.98 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

9. TERMINATION OF PROFIT SHARING ARRANGEMENT

In December 2005, the Company terminated a profit sharing arrangement with a distribution partner. As a result, the Company paid out a settlement of $70,000,000, of which $34,399,870 has been included within other broker/dealer expense on the statement of operations in the current year and $35,600,130 was expensed in prior years.

10. MUTUAL FUND CLASS ACTION LITIGATION

The Hartford Mutual Fund Fee Class Action Litigation, United States District Court, District of Connecticut—These are five consolidated putative national class actions in which plaintiffs make "direct claims" on behalf of investors in The Hartford's retail mutual funds and "derivative claims" on behalf of the retail mutual funds themselves. Plaintiffs allege that excessive or inadequately disclosed fees were charged to investors, that certain fees were used for improper purposes, and that undisclosed, improper, or excessive payments were made to brokers. The defendants in these cases include various Hartford entities, Hartford's retail mutual funds, and directors of the retail mutual funds. HIFSCO is one of the defendants. Plaintiffs filed a consolidated, amended complaint on October 20, 2004. The defendants moved to dismiss the complaint on December 20, 2004. Briefing on the motion is complete, and the court has not established a hearing date. The court has not yet decided whether or to what extent discovery will proceed while the motion to dismiss is pending.

Regulatory Developments—There continues to be significant federal regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers, and other mutual-fund-related issues. HLA has received requests for information and subpoenas from the SEC, requesting documentation and other information regarding various mutual fund regulatory issues. HLA continues to cooperate fully with these regulators in these matters.

The SEC's Division of Enforcement also is investigating aspects of HLA's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. HLA discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. HLA continues to cooperate fully with the SEC with respect to these matters.

To date, the SEC's directed brokerage and revenue sharing investigation has not resulted in formal regulatory action against HLA. However, HLA believes that the SEC is likely to take some action against them at the conclusion of the investigation. The Company is one of the entities against which HLA believes the SEC may take action. The Company has recorded a pretax charge of $23,500,000, which is an estimate of the Company's portion of the liability that HLA has established for this matter.

* * * * * *

SUPPLEMENTAL SCHEDULE

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of HL Investment Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

TOTAL STOCKHOLDER'S EQUITY	$ 102,210,333
ADD ALLOWABLE LIABILITIES—Subordinated debt due to affiliate	27,500,000
Total capital and allowable liabilities	129,710,333
DEDUCTIONS AND/OR CHARGES—	
Nonallowable assets:	
Due from affiliates and other assets	39,684,391
Prepaid commissions	76,053,432
Total deductions and/or charges	115,737,823
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	13,972,510
HAIRCUTS ON SECURITIES	409,474
NET CAPITAL	$ 13,563,036
MINIMUM NET CAPITAL REQUIRED— (the greater of $100,000 or 6.67% of aggregate indebtedness)	$ 4,499,084
EXCESS NET CAPITAL	$ 9,063,952
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.98
AGGREGATE INDEBTEDNESS—Total liabilities from the statement of financial condition	$ 67,486,260

Note: There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited Form X-17A-5 as of December 31, 2005.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 22, 2006

Board of Directors and Stockholder
Hartford Investment Financial Services, LLC
Saint Paul, Minnesota

In planning and performing our audit of the financial statements of Hartford Investment Financial Services, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the

Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP